SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hunter Maritime Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y37828111

(CUSIP Number)

February 21, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y37828111	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Cohanzick Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 481,260 (See Item 4)
	6	SHARED VOTING POWER 0 (See Item 4)
	7	SOLE DISPOSITIVE POWER 481,260 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,260
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9[1] 22.14%
12	TYPE OF REPORTING PERSON (see instructions) IA

[1]

This percentage is based on 2,173,750 shares of Class A common stock outstanding as of February 12, 2019 as set forth in the issuer’s Schedule TO filed February 12, 2019. Taking into account 3,793,275 shares of Class B common stock of the issuer outstanding (as set forth in the issuer’s Form 20-F filed April 17, 2017), the reporting person’s voting percentage is 8.07%.

CUSIP NO. Y37828111	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON CrossingBridge Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 38,740 (See Item 4)
	6	SHARED VOTING POWER 0 (See Item 4)
	7	SOLE DISPOSITIVE POWER 38,740 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9[2] 1.78%
12	TYPE OF REPORTING PERSON (see instructions) IA

[2]

This percentage is based on 2,173,750 shares of Class A common stock outstanding as of February 12, 2019 as set forth in the issuer’s Schedule TO filed February 12, 2019. Taking into account 3,793,275 shares of Class B common stock of the issuer outstanding (as set forth in the issuer’s Form 20-F filed April 17, 2017), the reporting person’s voting percentage is 0.65%.

CUSIP NO. Y37828111	13G	Page 4 of 9 Pages

Item 1.

(a)	Name of Issuer.

Hunter Maritime Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices.

c/o MI Management Company

Trust Company Complex, Suite 206

Ajeltake Road

P.O. Box 3055

Majuro, Marshall Islands

MH96960

Item 2.

(a)	Name of Person Filing.

(i) Cohanzick Management, L.L.C.

(ii) CrossingBridge Advisors, LLC

(b)	Address of Principal Business Office or, if none, Residence.

(ii) 427 Bedford Road Suite 230

Pleasantville, NY 10570

(ii) 427 Bedford Road Suite 230

Pleasantville, NY 10570

(c)	Citizenship.

(i) Delaware

(ii) Delaware

(d)	Title of Class of Securities.

Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number.

Y37828111

CUSIP NO. Y37828111	13G	Page 5 of 9 Pages

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☒	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

Item 4.	Ownership.

Cohanzick Management, L.L.C. (“Cohanzick”), an investment adviser registered under the Investment Advisers Act of 1940, beneficially owns 481,260 shares of the issuer’s Class A Common Stock in its capacity as investment advisor to its clients, including RiverPark Short Term High Yield Fund (“RiverPark”), an investment company registered under the Investment Company Act of 1940, and a managed account. Of the 481,260 shares beneficially owned by Cohanzick, 470,432 shares are held for the account of RiverPark. Pursuant to the investment advisory agreements entered into by Cohanzick and each of Riverpark and another of its managed account clients holding 10,828 shares, sole investment discretion and voting power over the shares held by such persons has been delegated to Cohanzick.

CrossingBridge Advisors, LLC (“CrossingBridge”), an investment advisor registered under the Investment Advisers Act of 1940, beneficially owns 38,740 shares of the issuer’s Class A Common Stock in its capacity as investment advisor to CrossingBridge Low Duration High Yield Fund (“CrossingBridge Fund”), an investment company registered under the Investment Company Act of 1940. Pursuant to the investment advisory agreement entered into by CrossingBridge and Trust for Professional Managers, sole investment discretion and voting power over the shares held by CrossingBridge Fund has been delegated to CrossingBridge, although this agreement and the authority granted to CrossingBridge may be terminated without penalty upon proper notice. CrossingBridge is a wholly-owned subsidiary of Cohanzick.

CUSIP NO. Y37828111	13G	Page 6 of 9 Pages

(a)	Amount Beneficially Owned.

(i) 481,260

(ii) 38,740

(b)	Percent of Class.

(i) 22.14%

(ii) 1.78%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Cohanzick: 481,260

CrossingBridge: 38,740

(ii)	shared power to vote or to direct the vote:

Cohanzick: 0

CrossingBridge: 0

(iii)	sole power to dispose or to direct the disposition of:

Cohanzick: 481,260

CrossingBridge: 38,740

(iv)	shared power to dispose or to direct the disposition of:

Cohanzick: 0

CrossingBridge: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

RiverPark and another managed account client of Cohanzick have the right to receive or power to direct the receipt of dividends from, as well as proceeds from the sale of, such securities reported herein. RiverPark and another account managed by Cohanzick collectively had an interest in 481,260 shares, or 22.14%, of the class

CUSIP NO. Y37828111	13G	Page 7 of 9 Pages

of securities reported herein, based on 2,173,750 shares of Class A common stock outstanding as of February 12, 2019 as set forth in the issuer’s Schedule TO filed February 12, 2019. The shares held for the account of RiverPark constitute a 21.64% interest in the class of securities reported herein, based on 2,173,750 shares of Class A common stock outstanding as of February 12, 2019 as set forth in the issuer’s Schedule TO filed February 12, 2019. None of Cohanzick’s other managed account clients held more than five percent of such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. Y37828111	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2019

Cohanzick Management, L.L.C.

By:	/s/ David K. Sherman
Name: David K. Sherman
Title: Managing Member

CrossingBridge Advisors, LLC

By:	/s/ David K. Sherman
Name: David K. Sherman
Title: Manager

CUSIP NO. Y37828111	13G	Page 9 of 9 Pages

JOINT FILING AGREEMENT

The undersigned, the Reporting Persons named in this Schedule 13G (the “Schedule 13G”), hereby agree that the Schedule 13G is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13G. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13G and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 11th day of March, 2019.

Cohanzick Management, L.L.C.

By:	/s/ David K. Sherman
Name: David K. Sherman
Title: Managing Member

CrossingBridge Advisors, LLC

By:	/s/ David K. Sherman
Name: David K. Sherman
Title: Manager